LAW OFFICES
REISMAN & ASSOCIATES, P.A.
6975 NW 62nd Terrace
Parkland, Florida 33067
Writer’s email: jbreisman@gmail.com

telephone 954-344-0809	facsimile 309-402-2342

May 28, 2008

Mark P. Shuman, Esq.

Branch Chief-Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Cleartronic, Inc., f/k/a GlobalTel, IP, Inc. ( the “ Company”)

Amendment No. 6 to Registration Statement on Form SB-2 under cover of Form S-1

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of April 17, 2008 with respect to Amendment No. 5 to the Company’s registration statement..  The registration statement to which Amendment No. 6 relates was filed on Form SB-2 prior to February 4, 2008. Accordingly, pursuant to Release No. 33-8876 the Company has filed Amendment No. 6 on Form S-1 and has continued to use the disclosure format and content based on the former Form SB-2.

The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. The comments in paragraphs numbered 7 and 8 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 6 to the registration statement.

General

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

May 28, 2008

1.

The registration statement has been amended to reflect sales of common stock underlying warrants. The identity of the warrant holders, the amount of the Company’s equity securities held by each of the warrant holders and the date of issuance of the warrants with respect to the shares to be registered and which underlie the warrants is set forth under the caption “The Selling Stockholders.” The Company relied upon the exemption form registration provided by Section 4(2) of the Securities Act of 1933 (the “Securities Act”) inasmuch as no public offering was involved.

2.

The selling stockholder section, including the table, has been restored. The Company believes that all of the disclosure required by Item 507 has been made. Conforming changes have been made throughout the prospectus.

The cover page of the prospectus states that “Until such time, if any, as our shares become quoted on the OTC Bulletin Board, the price at which shares may be sold by the selling stockholders will be $.25 per share.”

The cover page of the prospectus also states that “Each of the selling stockholders is an underwriter, as that term is defined in the Securities Act of 1933.”

Disclosure has been made under the caption “The Selling Stock Stockholders” of the identity of each person that introduced the selling stockholders to the Company and that each of the introducing parties may be deemed to be an underwriter.

Risk Factors

3.

The words “many of” have been inserted as you requested.

4.

The Company is aware that after the effectiveness of its registration statement it will be required to file annual, quarterly and interim reports.

Summary Compensation Table

5.

The summary compensation table has been revised.

Certain Transactions

6.

Information relating to transactions with IMT has been restored .

Item 26 - Recent Sales of Unregistered Securities

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

May 28, 2008

9.

The Company is aware of the staff’s position to the effect that a registrant that files a registration statement under the Securities Act is making a public offering. In determining whether a subsequent private offering is integrated into such public offering depends upon the facts and circumstances relating to each offering. As set forth in Release No. 33-4552:

The following factors are relevant to such question of integration: whether (1) the different offerings are part of a single plan of financing, (2) the offerings involve issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, (5) the offerings are made for the general purpose.

The Company’s purpose for the cash sales of securities referred to in Item 26 (the “Item 26 Sales”) was to obtain capital to be used to finance its business plan and for payment of indebtedness. The purposes for the other Item 26 Sales are stated in Item 26. The Item 26 Sales and possible sale of the securities to be registered in the Company’s registration statement do no involve a single plan of financing and will not be issued for the same general purpose as were the other Item 26 Sales securities. For these reasons, the Company does not believe that the Item 26 sales should be integrated with the offering made by the Company’s registration statement.

Exhibits

10.

Exhibit 21 has been filed.

11.

The agreement with Sipcom relates to the sale by the Company of assets used in the Company’s prior business for $85,000. The Company does not believe that a description of that transaction is material to an investor’s understanding of the Company’s present business.

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman